Item 77K:  Changes in Registrant's certifying account

After consultation with the staff of the Securities and Exchange Commissions ("SEC") as a result of concerns regarding its independence with respect to the Registrant, PricewaterhouseCoopers LLP ("PwC") resigned as auditors of the Registrant, effective February 23, 1999. PwC's report on the financial statements for the fiscal years 1996 and 1997 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

The Registrant's Audit Committee recommended engaging Deloitte & Touche LLP as the principal accountant to audit the Registrant's financial statements for fiscal years 1998 and 1999. The Board of Trustees approved the appointment of Deloitte & Touche LLP at a special meeting held on March 26, 1999.